EXHIBIT 15.1
Calling of an Extraordinary Shareholders Meeting*
The Board of Directors of “Telvent GIT, S.A.” calls the shareholders for the Extraordinary Shareholders Meeting that will be held at the Company’s corporate headquarters located in Alcobendas (Madrid) at calle Valgrande, 6 on November 19, 2009, at 6:30 p.m. local time, on first call and, as the case may be, the next day in the same place and at the same time, on second call, in accordance with the following:
Agenda

First:	Approval of the amendment of Article 24 of the Corporate Bylaws (Composition of the Board of Directors) to permit compensation to the Directors in the form of the Company’s ordinary shares.

Second:	Approval of the use of Company ordinary shares held as treasury stock for sale or compensatory awards to the Company’s workers, employees or directors.

Third:	Ratification of the amendment of the Extraordinary Variable Compensation Plan to provide Company ordinary shares to directors, among others.

Fourth:	Grant of power to the Board of Directors to correct, formalize, execute and/or legalize all documents memorializing the agreements of the shareholders at this meeting.

Fifth:	Approval, as the case may be, of the minutes of this meeting as may be required by law.
Shareholders of record as of November 12, 2009 are entitled to attend and vote on the matters set forth above. From the date of publication of this notice, the shareholders shall be entitled to obtain, immediately and free of charge, the Board of Directors’ report justifying the amendment of the articles of association and the documentation that is to be presented at the Extraordinary Shareholders’ Meeting. Likewise, all shareholders have the right to be informed in accordance with Article 112 of the Spanish Corporation Law.
Shareholders of the Company are permitted to attend the meeting and may vote in person or by proxy in accordance with the Company’s Rules of Procedures of the General Meeting of Shareholders, which can be viewed at http://www.telvent.es/sites/telvent/en/inversores/gobiernocorporativo/normasinternas/
A proxy card for voting may be found on our website:
http://www.telvent.es/sites/telvent/en/inversores/gobiernocorporativo/juntaaccionistas/
Proxy cards should be delivered to the Company to the attention of the Secretary to the Board of Directors.
Note: Shareholders are advised that based on experience in previous years, the General Shareholders Meeting may foreseeably be held on first call at 6:30 p.m, on November 19, 2009.
In Madrid, on October 16, 2009.

The Secretary to the Board of Directors
Lidia García Páez

*	English translation of notice published in Spain on October 16, 2009.